UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO SHAREHOLDERS

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), due to the ramifications of the novel coronavirus pandemic (COVID-19) and the consequent restrictions imposed or recommended by the authorities in relation to travel and in-person meetings and in order to preserve the integrity of its employees, service providers and shareholders at the Ordinary and Extraordinary General Meeting to be held on April 30, 2020 (“AGOE”), hereby informs and clarifies the following, as a supplement to the Manual for Shareholders’ Participation disclosed to the market on March 31, 2020 (“Manual”):

Distance Voting

Oi recommends and encourages its shareholders to participate remotely in the AGOE and exercise their right to vote on the resolutions included in the Agenda through the Distance Voting Bulletin (“BVD”), pursuant to CVM Instruction No. 481/09. BVDs are available on Oi’s Investor Relations website and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão).

The deadlines for sending the BVDs and the relevant documentation remain unchanged.

However, in order to encourage distance voting, shareholders that choose to submit their BVDs directly to the Company may do so by exceptionally sending scanned copies in PDF format of the duly completed, initialed and signed BVD and the relevant documentation to the Company’s email address (invest@oi.net.br) by April 23, 2020. Shareholders will not be required to submit the original hard copy of the BVD and the relevant documentation, or have the signatures certified or the documents authenticated.

Oi will confirm receipt of the documents and inform the shareholder, at the email address provided in the BVD, whether the documents received are sufficient for the vote to be considered valid or, alternatively, which procedures and deadlines are required for correction or resubmission, as applicable.

On-site Participation

Oi will maintain the possibility of on-site participation in the AGOE; however, the meeting will have limited staff and will adopt strict sanitary measures to preserve the health of the participants and mitigate the risks of contagion. Such measures will include, among others, holding the AGOE in a large auditorium, adopting social distancing protocols, and providing disposable masks and alcohol gel sanitizers.

In addition, Oi also recommends and encourages its shareholders to send to the Company, in advance of the meeting, the documents necessary for participation in the AGOE, in order to expedite shareholder registration and the flow of the AGOE, thereby improving the safety of all participants.

On an exceptional basis, the documents required for in-person participation of Oi’s shareholders in the AGOE, as set forth in the Manual, may be scanned and submitted in PDF format via email to invest@oi.net.br until April 29, 2020 at 6 p.m. Also exceptionally, Oi will not require compliance with formalities for signature certification, authentication, apostille, and sworn translation of the abovementioned documentation.

Remote Participation

Exceptionally, the Company will provide remote access to the AGOE for shareholders who wish to participate in the meeting remotely. Such shareholders will be able to speak, but not to vote, through the remote access platform provided. Distance voting will only be possible through the BVD, in accordance with the published rules.

Oi will disclose details regarding remote access, including the procedures and requirements for shareholders, in due course.

Rio de Janeiro, April 17, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer